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                   Companhia Brasileira de Distribuicao (CBD)

                          Sales Performance - May 2004

Sao Paulo, Brasil, June 15, 2004 - Companhia Brasileira de Distribuicao [NYSE:
CBD; BOVESPA: PCAR4 (preferred shares)], the largest retailer in Brazil, announces its sales performance in May 2004 (preliminary and unaudited). Information is presented on a consolidated basis and is denominated in Reais, in accordance with the Brazilian Corporate Law.

In May 2004, gross sales reached R$ 1,253.4 million, a 17.9% growth over 2003. Net sales were 14.5% higher when compared to May 2003, totaling R$ 1,027.1 million.

In May, same store sales, in nominal terms, were 1.7% higher over the same period last year. Non-food sales, on a same store basis, grew 15% whilst food sales declined 1.4% over 2003. It is important to mention the strong comparison basis for food products, as in May 2003 the Company reported a 13.2% growth in this category.

When deflated by IPCA (Consumer Index Price), as shown in the chart on next page, our same store sales performance in May was still negative in 3.3%, nevertheless, pointing out a recovery trend over last months. Analyzing such performance using as deflator the food inflation index measured by FIPE (Economic Research Foundation-Institute), which in our opinion better reflects the reality of the sector, a recovery trend in the last months is even clearer, mostly in April and May, when we reported growth of 0.8% and 0.5% in real terms, respectively.


                        Nominal Gross Sales Performance

               May/03   Jun/03  Jul/03  Aug/03  Sep/03  Oct/03  Nov/03  Dec/03  Jan/04  Feb/04  Mar/04  Apr/04  May/04
Same Store      8.0%     5.4%    5.0%    7.1%    4.4%    3.6%    0.0%    1.4%    0.6%    2.0%    -3.4%   1.2%    1.7%
Total Stores   23.0%    20.4%    9.8%   11.5%    7.8%    7.1%    2.8%    2.8%    2.0%   16.5%    11.4%  17.2%   17.9%

Note: Same Store figures include only stores whose operating period is longer than 12 months

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                           Deflated Same Store Sales

               May/03   Jun/03  Jul/03  Aug/03  Sep/03  Oct/03  Nov/03  Dec/03  Jan/04  Feb/04  Mar/04  Apr/04  May/04
IPCA*          -8.0%    -9.9%   -9.1%   -7.4%   -9.3%   -9.1%   -9.8%   -7.1%   -6.6%   -4.4%    -8.8%    -3.9%  -3.3%
FIPE-ALIM**   -13.7    -14.3   -13.1%   -9.8%  -12.5%  -10.5%   -8.0%   -4.1%   -3.6%   -0.5%    -4.8%     0.8%   0.5%

* IPCA - Consumer Index Price
** FIPE-ALIM - Food Inflation Rate measured by FIPE - Economic Research Foundation-Institute


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  COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)

  Fernando Tracanella
  Investor Relations Director

  Daniela Sabbag
  Coordinator

  Phone: (55 11) 3886 0421 Fax: (55 11) 3884 2677
  E-mail: cbd.ri@paodeacucar.com.br
          --------------------------

  Website: http://www.cbd-ri.com.br/eng
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  Statements included in this report regarding the Company's business prospects, the outlook for operating and financial results, and referring to the Company's growth potential are merely projections and were based on Management's expectations regarding the Company's future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.
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